Exhibit 99.1

February 18, 2016

Board of Directors
Outerwall Inc.
1800 114th Avenue S.E.
Bellevue, WA 98004

Ladies and Gentlemen,

On February 8, 2016, Engaged Capital, LLC (“Engaged,” “us,” or “we”) disclosed, via a Schedule 13D filing, a 14.6% ownership stake in Outerwall Inc. (“OUTR” or the “Company”) making us the Company’s second largest shareholder. As is the case with all of our investments, we seek to work constructively with our portfolio companies, and as such, we contacted the Company prior to our filing to schedule an in-person meeting with OUTR’s Chairman, Nelson Chan. At the proposed meeting, we intended to privately discuss a number of concerns we have with the Company’s corporate governance and strategy as well as provide a number of recommendations aimed at creating both immediate and sustainable shareholder value – topics properly addressed to the Board of Directors (the “Board”) and which predate the Company’s relatively new management team.  With both parties residing in California, and our offer of complete flexibility regarding time and location, we anticipated that scheduling a meeting with Mr. Chan in the near future would not be problematic, especially since we are such a large shareholder.

Unfortunately, communicating only through management, Mr. Chan made it clear that he would not meet with us until February 29th, over three weeks after our initial request for a meeting. Given the size of our investment and OUTR’s weak stock price performance, this time frame is simply unacceptable. It is hard to believe that Mr. Chan, as Chairman, is unable to find an hour at any time inside of three weeks to meet with one of OUTR’s largest shareholders. His refusal is particularly discouraging considering we know for a fact that Mr. Chan has been in California since our initial request for a meeting. In addition to contacting Mr. Chan directly, we have also contacted numerous other directors privately through mutual colleagues as well as the Company’s advisors, all of whom have refused to engage in a dialogue with us. Such apathy and apparent lack of urgency have only added to our numerous concerns regarding the Board’s oversight of OUTR. Due to Mr. Chan’s unwillingness to meet with us in a timely fashion, we are left with no choice but to make our concerns publicly known to the full Board as well as our fellow shareholders.

Why We Invested in Outerwall

OUTR constitutes Engaged Capital’s single largest investment.  We strongly believe that the Company’s assets are significantly (and persistently) undervalued by the market. OUTR’s Coinstar business has proven to be an extremely stable asset, and has grown revenue for six consecutive years. While unquestionably facing headwinds, Redbox has a structural cost advantage and will generate significant cash flow for years to come. Investors always struggle to value businesses in secular decline in the public markets and OUTR is a victim of this challenge. As a result, despite owning two industry leading franchises, OUTR’s stock performance has been abysmal and has meaningfully underperformed over almost any relevant time period.

Source: FactSet as of February 17, 2016.

We believe that much of OUTR’s inability to create sustainable value for shareholders is due to persistent failures by the Board and management team. In particular, speculative growth strategies, reckless capital allocation and poor corporate governance have all meaningfully contributed to the decline in OUTR’s stock price. This disastrous track record has impaired the Company’s valuation, as OUTR’s depressed stock price reflects investors’ expectations that this history of value destruction will continue. The fact that OUTR trades below the 2nd percentile on almost all valuation metrics and is one of the S&P’s most highly shorted stocks1 serves as confirmation that investors expect this Board to continue to use the business’ rich cash flows to chase imprudent growth dreams, rather than govern OUTR for the shareholders’ benefit.

A Long History of Failed Growth Ventures

OUTR, under this Board’s leadership, has wasted an enormous amount of shareholder capital by pursuing speculative projects designed to spur top-line growth. In fact, other than Redbox, almost every single growth initiative this Board has approved has been a complete and utter failure. These ventures had virtually no salvage value, as the majority were simply shut down or discontinued.

1 See page 12 of attached presentation

This penchant for chasing growth has cost shareholders dearly. Over the past four years, OUTR has spent $663 million funding growth projects, all of which have failed. This colossal waste of shareholder capital equates to over 130% of OUTR’s current market value. One would think the sheer magnitude of wasted capital combined with the long list of failed projects would be enough to finally steer the Board clear of further speculative growth investments. Unfortunately, the message has evidently not been received as the Board demonstrated its continued willingness to fund growth ventures with the recent acquisition of Gazelle, Inc. (adding an unprofitable business to a segment already losing money).

Source: public filings. Includes EBITDA losses, capital expenditures, acquisition costs, and equity investments.

Flawed Capital Allocation Strategy

In addition to misguided business investments, the Board has also authorized and approved a flawed share repurchase strategy that continues to destroy shareholder capital. Repurchases only create value if investors eventually ascribe a higher value to the business in the future. Thus, it is extremely difficult to create value via repurchases in an entity such as OUTR, whose largest business (Redbox) is in secular decline and is unlikely to be valued appropriately by public market investors. This reality is demonstrated by the calamitous results of OUTR’s historical large repurchase program. Over the past four years, OUTR has spent over $1 billion of shareholders’ capital to repurchase shares at an average price of $63. Those shares the Board and management undoubtedly believed were “cheap” at $63 are now worth approximately $30. In total, this “investment” has destroyed approximately $540 million of shareholder value and generated a 52% loss.2

 2 See pages 18 & 19 in attached presentation

Source: FactSet, public filings.

In addition to generating a significant financial loss, OUTR’s repurchase program has lost all of the qualitative benefits that typically result from a publicly announced share repurchase program. In short, the repurchase strategy is no longer a credible signal to the market that the Board believes the Company’s shares are undervalued. In fact, OUTR’s repurchase activities in the most recent quarter highlight the Board and management team’s absolute failure in managing something as straightforward as a share repurchase program. In November 2015, OUTR repurchased 2.2% of the Company’s equity at an average price of $64. Only a few days later, the Company pre-announced poor fourth quarter results which sent the stock down approximately 30% into the low $40s.

Following the profit warning in December, management continued repurchasing shares, acquiring 1.7% of the Company at an average price of $41. The Company followed this second round of repurchases by providing 2016 guidance that was 28% below consensus for free cash flow and sent the stock down an additional 17% to around $30 where it remains today. By repurchasing ~4% of the Company immediately ahead of a pre-announcement and poor guidance, shareholders have already lost approximately 45% on the Company’s most recent “investment.” This seemingly thoughtless behavior is simply the latest example of how OUTR’s capital allocation practices have destroyed significant value and should serve as a reminder of why shareholders can no longer trust this Board to allocate capital on their behalf.

Source: FactSet, public filings.

Between failed growth investments and losses from its short sighted repurchase program, the Company has wasted ~$1.2 billion of shareholder capital over the past four years.3 This astronomical amount represents approximately 2.5x OUTR’s current market value. Such an atrocious track record has manifested itself in a sizable “capital allocation discount” embedded in OUTR’s stock price, as investors expect OUTR’s leadership to continue to waste the Company’s robust cash flows.

Misalignment with Shareholders and Poor Governance Practices

This callous approach to capital allocation is not surprising given the misalignment of interests between the Board and shareholders. All independent directors combined own only 46,550 shares, which represents less than 0.3% of the Company. Chairman Nelson Chan owns only 8,690 shares of OUTR stock worth less than $260,000! Directors have not purchased a single share of OUTR stock in the open market in over five years. With such minimal ownership it is not surprising that the Board is willing to chase high-risk growth ventures and put so little thought into OUTR’s capital allocation strategy – it is always easy to spend other people’s (shareholders’) money.

The Board’s misalignment with shareholders appears to run deeper than simply a lack of direct ownership. An article by Bloomberg on February 12, 2016 suggested “the board didn’t engage with incoming offers as high as $90 a share” and claims the former CEO “clashed with Chairman Nelson Chan over pursuing a potential sale to interested buyout firms.” In the first week following our 13D filing, we received multiple phone calls from credible parties interested in potentially acquiring OUTR. At least three of those parties relayed a similar story to us – after reaching out to the Company to discuss a potential transaction they were rebuffed by a board which refused to even engage in discussions. We understand this has occurred as recently as the last few months. The apparent message to all potential buyers from the Board was “Outerwall is not for sale at any price.”

3 See page 19 of attached presentation

If true (and we find it hard to believe that multiple, well respected parties independently developed an identical fabrication) this inaction by the Board would represent an absolute dereliction of its fiduciary duty to shareholders and potentially a violation of the Board’s duty of care. Such behavior is consistent with that of an entrenched board comprised of directors who are primarily concerned with maintaining their own pecuniary interests as opposed to fulfilling their fiduciary obligations. While this may be an accurate description of how the Board has functioned up to this point, we are resolved to ensure this selfish behavior ends TODAY.

The Path to Shareholder Value Creation

Fortunately, and in spite of OUTR’s leadership woes, we believe there is a path to correcting OUTR’s valuation discount caused by past failures in strategy, capital allocation, and corporate governance. We believe this fix is largely under the Board and management’s control. We had hoped to share our ideas privately in a face-to-face meeting with Mr. Chan, but, due to his refusal to meet with us in a timely fashion, we feel it necessary to share our views more broadly to encourage swift action on the following items:

First, the Company should cease all growth investments. No additional growth capital should be deployed into the ecoATM business or any other new venture. In particular, the Board should commit to ceasing all acquisition activity. This Board has already wasted enough capital pursuing failed internal growth projects that it should eschew any idea of pursuing an even riskier path dependent on buying additional businesses. With the stock trading at six year lows4 and at extremely low multiples5 it would be nearly impossible to find any acquisition target that would not be immediately value destructive.

Second, management must aggressively manage both Redbox and Coinstar for cash. Management should accept the fact that Redbox is in secular decline and operate the business accordingly. While that does not preclude making small, rational, organic, high ROI investments to prolong the life of Redbox or optimize profitability, OUTR should manage the business as efficiently as possible – similar to how a private owner would operate these assets. Under this mindset, we believe OUTR could substantially reduce its cost structure, in particular the $190 million of G&A spending.

Third, we recommend OUTR either sell or shut down its ecoATM business. In total, management has already invested over $400 million into ecoATM via acquisitions, operating losses and capital expenditures.6 Despite this large investment, losses worsened last year and the business continues to lose money. The latest goal of reaching profitability in 2016 lacks credibility given similar unfulfilled commitments made in both 2014 and 2015.7 We struggle to see how the acquisition of Gazelle, which also generates losses, provides a solution. Additionally, we fail to understand why OUTR would remain so committed to ecoATM as a growth vehicle given nearly all revenue metrics, including revenue per kiosk, decreased significantly last year – hardly an encouraging sign that the business has growth potential. Further, management clearly does not have a firm understanding of the ecoATM business model, as the roll-out to the grocery channel was a failure and required the removal of 360 underperforming kiosks.

4 See page 14 of attached presentation
5 See pages 12 & 13 of attached presentation
6 See page 17 of attached presentation
7 See page 32 of attached presentation

We also understand senior management is spending an inordinate amount of time focused on this business. This belies a complete lack of understanding of the drivers of value in OUTR as investors ascribe zero or negative value to ecoATM. Management’s time would be better spent exploring ways to extend the life of and enhance the cash flows from Redbox and Coinstar. Simply put, this business is a losing proposition and the bleeding should be stopped immediately. Shareholders are bewildered as to why OUTR’s directors and management appear to be the last people on the planet to comprehend this fact. Even if this segment was able to reach breakeven or earn a small profit, it will never earn its cost of capital. The Board and management should commit to stopping the losses by selling ecoATM or shutting it down if there are no buyers. Any cash proceeds should be used to pay down debt. Either scenario should generate a sizable tax asset which could benefit shareholders far better than limping along and wasting both capital and management resources.

Fourth, we believe the Company should cease its repurchase program. While we are often advocates of share repurchases for companies whose stock is trading at a discount, buying back stock of a business in secular decline rarely creates value. As mentioned earlier, repurchases only create value if investors ascribe a higher valuation to the business in the future. If the business’ valuation never increases, then a share repurchase will have no impact other than to transfer cash for fairly valued (or expensive) stock. Because public investors will always be concerned that Redbox could deteriorate faster and/or management will waste Redbox’s cash flows, it is unlikely the market will ever ascribe a higher valuation to this business. In short, without a catalyst to change the valuation of OUTR, the stock will continue to look “cheap” regardless of how many shares are repurchased. If one needs convincing, look no further than OUTR’s stock performance – $1 billion in repurchases has reduced the share count by nearly 50%, yet OUTR’s stock price has fallen to six year lows.8 OUTR’s abysmal stock performance over the past four years provides compelling evidence that repurchases have not created any shareholder value and continuing the current failed capital allocation strategy is unlikely to yield improved results.

Fifth, rather than repurchase shares, we believe the Company should use its free cash flow to pay a large dividend and reduce debt. The implementation of a large dividend has numerous benefits and should result in an immediate and significant re-rating of OUTR’s stock. With OUTR trading at a ~35% free cash flow yield, the Company has ample capacity to materially increase the dividend. We believe the Company could comfortably pay $125 million (~$7.50 per share) in annual cash dividends.9 At OUTR’s current stock price, this would represent an astounding 25% dividend yield. We believe the yield will quickly normalize to a more reasonable level, which would result in significant appreciation to OUTR’s share price in a short period of time. As demonstrated in the following table, even at a market high dividend yield10, there would be tremendous upside realized in OUTR’s stock.

8 See page 18 of attached presentation
9 See page 24 of attached presentation
10 See page 26 of attached presentation

Stock price projections based on annual dividend size and potential dividend yields, per table above.

Implementing a large dividend has numerous additional benefits which would help support OUTR’s valuation. For example, it sends a strong signal to investors that the Board is committed to maximizing OUTR’s cash flows. Second, it would make the stock very difficult to short, which is important because ~52% of OUTR’s shares are currently sold short. Third, a sizable dividend would help to reduce volatility and should attract new, long-term investors given the current low interest rate environment. Additionally, investors will be “paid to wait” as shareholders will receive material cash flows if for some reason the stock price is slow to correct.

Perhaps most importantly, installing a large dividend removes the risk that future cash flows are again diverted to new growth strategies. As mentioned earlier, we believe there is a substantial “capital allocation discount” embedded in the current stock price, as investors are concerned the Board’s history of wasteful spending will continue. This has been confirmed through our conversations with other shareholders, during which we frequently hear serious concerns that the Company could pursue a large acquisition or attempt to build a “4th leg” business. The Company’s public commitment to returning 75% - 100% of free cash flow to shareholders provides little comfort to investors as management often qualifies this commitment with the disclaimer that OUTR “will continue on that path until we have a higher and better use for the cash we generate.”11 This is a scary thought given the same Board believed acquiring ecoATM for $264 million (and more recently Gazelle) was a prudent use of capital. A large dividend addresses this worry as it effectively handcuffs the Board from continuing to “shoot itself in the foot.”

11 CEO on 3Q15 earnings call on 10/29/2015

We believe there should be limited opposition to our suggested dividend strategy by the Board.12 The Company already intends to return 75% - 100% of free cash flow to shareholders (at least until management finds something “better”). We are only suggesting changing the method OUTR uses to deploy that capital. Given the clear evidence that OUTR’s current capital allocation policy of repurchasing shares has failed to create any shareholder value, we do not believe shifting to a large dividend represents a big “ask” of the Company.

We recommend that the remaining portion of free cash flow not paid out in dividends be used to reduce debt. Facing a secular decline in Redbox, we believe the Company had no business levering its balance sheet, especially to buy back stock. While we believe OUTR’s current financial leverage is easily manageable, we believe it is prudent to continue to reduce debt and put to rest any potential investor concerns. To the extent it remains possible, we would strongly recommend OUTR continues to use its credit facility to retire outstanding notes at a discount, just as the Company did during the fourth quarter. The dislocation in the credit markets has afforded a unique opportunity as OUTR’s notes carrying coupons of ~6% are trading at less than $0.75 on the dollar and the Company has ample liquidity on its credit facility which carries a ~2% interest rate.

Finally, we believe the Board should immediately retain financial advisors and begin a sales process with the goal of taking OUTR private. We are confident the actions we have outlined above will deliver significant value to public shareholders immediately. However, as is the case with most assets in secular decline, the value of this business is most likely maximized in private hands. Given our credible suspicions regarding the Board’s past refusals to engage with interested parties, we are not prepared to entrust the ultimate responsibility of creating value to the incumbent Board. We are prepared to either join the Board immediately or to sign a non-disclosure agreement in order to supervise this process as it is imperative that we are “under the tent” to ensure shareholder interests are duly protected as the Board moves down this path. While we cannot guarantee a sale process will result in a successful outcome, we have been contacted by multiple large, credible parties who have indicated serious interest in acquiring OUTR and we are confident an auction process would see significant participation.

In closing, as one of the largest shareholders of OUTR, we are frustrated and disappointed that we have been unable to constructively communicate with Mr. Chan in person or with any other OUTR directors. Nevertheless, we continue to seek a constructive dialogue with the Board. It is clear to us that there is a strong desire for change amongst the shareholder base and we are extremely confident there is widespread support for the actions we are recommending. If the Board continues to fail to act in the best interests of shareholders, we will give shareholders the opportunity to hold the Board accountable at the upcoming annual meeting by seeking to replace multiple directors. We are convinced our recommendations will drive significant shareholder value immediately, and, importantly, are not difficult to execute if the Board and management team are willing. We implore you to execute on our recommendations without delay.

As a follow up to this letter, we formally request a meeting with the Board (or a subset thereof) to discuss the contents of this letter and the enclosed slide deck as soon as possible. We look forward to hearing from you and meeting in short order.

Sincerely,

/s/ Glenn W. Welling

Glenn W. Welling

12 See page 27 of attached presentation